Exhibit 99.2

Liberty Defense Clarifies Previously Announced Credit Facility and Term Loan

Wilmington, MA, USA – November 13, 2026 - Liberty Defense Holdings Ltd. (“Liberty” or the “Company”) (NASDAQ: DETX; TSXV: SCAN), a leading provider of AI-based next-generation detection solutions for concealed weapons and threats, issues this clarifying news release requested by the TSX Venture Exchange (the “TSXV”) regarding a credit facility and term loan entered into by the Company with PFF, LLC (“Parabilis”) previously announced on August 22, 2024.

The Company’s wholly-owned subsidiary Liberty Defense Technologies Inc. (the “Subsidiary”) and Parabilis entered into a Loan and Security Agreement dated August 19, 2024, as amended March 15, 2025, July 15, 2025, August 14, 2025 and September 1, 2025, pursuant to which Parabilis provided the Subsidiary with a US$1.8 million term loan (the “Term Loan”) and a US$2.5 million revolving credit facility (the “Credit Facility”) secured by substantially all of the Subsidiary’s assets, with the obligations of the Subsidiary unconditionally guaranteed by the Company. The Credit Facility and Term Loan were established to provide the Company with additional working capital flexibility.

The Credit Facility bears interest at 14.99% per annum and the Term Loan bears interest at 17.99% per annum payable monthly in arrears. The Term Loan had a term of 104 weeks and was scheduled to mature on August 15, 2026. The Credit Facility originally had a maturity date of August 31, 2025, with an option to extend at Parabilis’ sole discretion. On September 1, 2025, the parties amended the Credit Facility by extending the maturity date to May 31, 2026, with automatic one-year renewals unless Parabilis provides 90-days’ notice and the Company agreeing to pay a 0.083% monthly commitment fee. On August 14, 2025, the Term Loan was amended to provide for additional advances which contemplated total principal advances of approximately US$2.9 million, but only US$650,000 in additional advances were funded, resulting in total funded principal advances of US$2.45 million to the Subsidiary.

The borrowing base for the Credit Facility is determined based on the following percentages: 90% of eligible billed receivables, 65% of eligible unbilled receivables, and 30% of eligible delivery orders. The aggregate of eligible billed and unbilled receivables, along with eligible delivery orders, establishes the Subsidiary’s borrowing capacity under the Credit Facility. When invoicing occurs, payments on the invoices are applied directly to the outstanding principal and interest on the Credit Facility. As of the date of this press release US$Nil is outstanding under the Credit Facility and all principal and accrued interest under the Term Loan have been fully repaid and there is no outstanding balance under the Term Loan.

About Liberty Defense

Liberty Defense (NASDAQ: DETX; TSXV: SCAN) provides multi-technology security solutions for concealed weapons detection in high volume foot traffic areas and locations requiring enhanced security such as airports, stadiums, schools, and more. Liberty’s HEXWAVE product, for which the Company has secured an exclusive license from Massachusetts Institute of Technology (MIT), as well as a technology transfer agreement for patents related to active 3D radar imaging technology, provides discrete, modular, and scalable protection to provide layered, stand-off detection capability of metallic and non-metallic weapons. Liberty has also recently licensed the millimeter wave-based, High-Definition Advanced Imaging Technology (HD-AIT) body scanner and shoe scanner technologies as part of its technology portfolio. Liberty is committed to protecting communities and preserving peace of mind through superior security detection solutions.

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Investor Relations:

For further information about Liberty Defense, please contact:

Kevin O’Dowd

Investor Relations

617-755-4602

kodowd@libertydefense.com

For sales information, please contact:

Ian McNaughton

Senior Director Business Development, Liberty Defense

613-292-3669

imcnaughton@libertydefense.com

FORWARD-LOOKING STATEMENTS

When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although Liberty believes, in light of the experience of its officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because Liberty can give no assurance that such statements will prove to be correct. Such statements and information reflect the current view of Liberty.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause Liberty’s actual results to differ materially from those indicated or implied by forward-looking statements and information, including those appearing in Liberty’s public filings. Such factors include, among others: currency fluctuations; limited business history of Liberty; disruptions or changes in the credit or security markets; results of operation activities and development of projects; project cost overruns or unanticipated costs and expenses; general development, market and industry conditions; and other factors described in Liberty’s public filings. Liberty undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of its securities or its respective financial or operating results (as applicable).

Liberty cautions that the foregoing list of material factors is not exhaustive. When relying on Liberty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Liberty has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Liberty as of the date of this press release and, accordingly, are subject to change after such date. Liberty does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Liberty Defense | 187 Ballardvale Street, Suite 110, Wilmington, MA 01887, USA

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Liberty Defense | 187 Ballardvale Street, Suite 110, Wilmington, MA 01887, USA